SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 May 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding 24 May 2017
99.2	Director/PDMR Shareholding 24 May 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 22 MAY 2017 the following shares were awarded under the Company's 2017-2019 Long Term Incentive Plan:

Name of PDMR	Number of shares granted
Paul Edgecliffe-Johnson	25,811
Keith Barr	19,982
Angela Brav	17,146
Federico Lalatta Costerbosa	12,277
Yasmin Diamond	9,054
Elie Maalouf	24,467
Kenneth Macpherson	14,340
Eric Pearson	18,521
Ranjay Radhakrishnan	16,790
Jan Smits	13,687
George Turner	14,775

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 25,811 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Commercial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 19,982 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 17,146 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Federico Lalatta Costerbosa
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Strategy and Corporate Development
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 12,277 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 9,054 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, The Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 24,467 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 14,340 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Executive Vice President and Chief Information Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 18,521 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Conditional rights over a total of 16,790 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive, Asia, Middle East and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 13,687 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2017/2019 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 14,775 free shares; the number of shares calculated by reference to a price of GBP42.57, being the MMQ of the Company's share price for the 5 days preceding the date of grant.
The awards will vest on the business day after the announcement of the Company's 2019.12.31 year end financial results, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.2

InterContinental Hotels Group PLC

Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, The Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of Awards under InterContinental Hotels Group PLC Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Condititional rights over a total of 27,129 free shares; the number of shares calculated by reference to a price of £42.52, being the MMQ of the Company's share price at the close of business on the 3 dealing days preceding the date of grant.
The award is conditional and will vest in 3 equal tranches on 22 May 2018, 22 May 2019 and 22 May 2020. The award is subject to Elie Maalouf remaining in continuous employment with the Group until the vesting dates.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-05-22
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	26 May 2017